Exhibit 99.1

XCharge Reports 61% Year-over-Year Revenue Growth in Third Quarter 2026

Third-quarter deliveries increased 46% year-over-year; Company raises full-year 2026 revenue outlook of 32%–57% growth

HAMBURG, Germany and AUSTIN, Texas, November 10, 2026 (GLOBE NEWSWIRE) — XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), a global provider in high-power EV charging solutions, today provided a trading update for the three months ended September 30, 2026.

Mr. Yifei (“Simon”) Hou, Co-Chief Executive Officer of XCharge, commented, “We are encouraged by our third-quarter performance and pleased to see the improvement we anticipated earlier this year taking shape. Revenue grew 61% year-over-year, and deliveries increased 46%, reflecting fulfillment of scheduled customer deliveries and continued deliveries to existing customers. We are raising our full-year outlook and expect revenue growth of approximately 32% to 57% in 2026. Our focus for the rest of the year is on delivering for our customers, moving key projects forward and maintaining financial discipline.”

Third Quarter 2026 Trading Update

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Revenue: Revenue was $9.1 million in the third quarter of 2026, compared with $5.6 million in the same period of 2025, representing a year-over-year increase of 61%.
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Deliveries: Total EV charger deliveries were 179 units in the third quarter of 2026, representing an increase of 46% year over year. This included 162 DC fast chargers, representing an increase of 91%, and 7 NZS and GridLink chargers, representing a decrease of 13%.

Outlook

The Company is raising its full-year 2026 revenue to be in the range of $33.2 million to $39.4 million, representing year-over-year growth of approximately 32% to 57%. This outlook reflects management’s current expectations regarding customer orders, production and delivery schedules, market conditions and other factors as of the date of this press release, and is subject to change.

Exchange Rate Information

This release contains conversions of certain Euro and Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, conversions were made at EUR0.8691 to $1.00 and RMB6.7406 to $1.00, based on the average exchange rates of three months ended September 30, 2026 published in the H.10 statistical release of the Federal Reserve Board. For the comparative three-month period ended September 30, 2025, conversions were made at EUR0.8558 to $1.00 and RMB7.1570 to $1.00, also based on the H.10 release of the Federal Reserve Board. The Company makes no representation that any amounts could have been, or could be, converted into another currency, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “objective,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About XCharge

XCharge (Nasdaq: XCH) is a global provider in high-power electric vehicle charging solutions. The Company has headquarters in Hamburg, Germany and Austin, TX, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

For investor and media inquiries, please contact:

XCHG Limited
IR Department
Email: ir@xcharge.com

Water Tower Research Asia
Feifei Shen, CFA
Tel: +86 134-6656-6136
Email: feifei@watertowerresearch.com